Exhibit 3.1

Amendment to Sections 2.1 and 2.8

of the

Amended and Restated Articles of Incorporation

The amendment is marked to show the new text as underlined, and the old text is shown with a ~~strike through~~. The amendment will become effective upon filing with the Secretary of State of Washington.

2.1 AUTHORIZED CAPITAL.

The total number of shares which the Corporation is authorized to issue is 163,500,000, ~~150,000,000~~ consisting of 120,000,000 shares of Common Stock without par value and 43,500,000 ~~30,000,000~~ shares of Preferred Stock without par value. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

2.8 SERIES A PREFERRED STOCK.

The rights, preferences, privileges and restrictions granted to and imposed on the Series A Preferred Stock, which shall consist of 31,000,000 ~~17,500,000~~ shares, are as set forth below: